Exhibit 99.(b)

AMENDMENT TO THE BY-LAWS

OF

VALUE LINE INCOME AND GROWTH FUND, INC.

A majority of the Board of Directors of Value Line Income and Growth Fund, Inc., a Maryland corporation (the “Fund”), acting pursuant to Article VIII of the Fund’s undated By-laws as filed with the Securities and Exchange Commission on February 24, 1999, have amended the By-laws as follows, such amendment to become effective as of September 16, 2010:

1.  Section 5 of Article I of the By-laws is hereby deleted and replaced with the following:

“Section 5. CLOSING OF TRANSFER BOOKS: RECORD DATES. The Board of
Directors may fix the time, not exceeding twenty days preceding the date of any meeting of stockholders, and dividend payment date or any date for the allotment of rights, during which the books of the Corporation shall be closed against transfers of stock. If such books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of providing for the closing of the books against transfers of stock as aforesaid, the Board of Directors may fix, in advance, a date, not exceeding ninety days and not less than ten days preceding the date of any meeting of stockholders, and not exceeding sixty days preceding any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting, or entitled to receive such dividends or rights, as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights, as the case may be.”